Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the Third Quarter, Fiscal 2026

Trading Symbol:   TSX/NYSE American: SVM

VANCOUVER, BC, Jan. 15, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the third quarter ended December 31, 2025 ("Q3 Fiscal 2026"). Silvercorp expects to release its Q3 Fiscal 2026 unaudited interim financial results on Monday, February 9, 2026, after market close.

Q3 Fiscal 2026 Operational Highlights

•	Record revenue of approximately $126.1 million, an increase of 51% over the same quarter last year ("Q3 Fiscal 2025");
•	Silver production of 1.9 million ounces, a decrease of 4% over Q3 Fiscal 2025; silver equivalent (only silver and gold)[i] production of 2.0 million ounces, a decrease of 5% compared to 2.1 million ounces in Q3 Fiscal 2025;
•	Lead production of 16.4 million pounds, a decrease of 4% over Q3 Fiscal 2025;
•	Zinc production of 7.0 million pounds, an increase of 5% over Q3 Fiscal 2025;
•	Stockpiled 61,105 tonnes of ore at the Ying Mining District to be processed during the Chinese New Year;
•	Active exploration continued at the Ying Mining District and the GC Mine with a total of 89,208 metres ("m") of drilling and 22,271 m of exploration tunneling completed; and
•	Kuanping mine construction continued, with 3,297 m of ramp development and 693 m of exploration tunneling completed.

Q3 Fiscal 2026 Operational  Details

The Ying Mining District processed 328,425 tonnes of ore, up 18% over Q3 Fiscal 2025. Approximately 1.7 million ounces of silver, 2,096 ounces of gold, or 1.9 million ounce of silver equivalent, plus 14.7 million pounds of lead, and 1.9 million pounds of zinc were produced, representing production an increase of 2% in gold and decreases of 2%, 4%, 4%, and 16% in silver, silver equivalent, lead and zinc, respectively, over Q3 Fiscal 2025. Lower production was due to lower head grades, as a result of the XRT sorter undergoing maintenance in October 2025 and higher dilution associated with an increase in shrinkage mining. A total of 76,607 m of drilling and 19,917 m of exploration tunneling were completed in Q3 Fiscal 2026.

The GC Mine processed 87,095 tonnes of ore, up 4% over Q3 Fiscal 2025. Approximately 0.1 million ounces of silver, 1.7 million pounds of lead, and 5.1 million pounds of zinc were produced, representing an increase of 15% in zinc and decreases of 28% in silver and 6% in lead over Q3 Fiscal 2025. A total of 12,601 m of drilling and 2,353 m of exploration tunneling were completed in Q3 Fiscal 2026.

Consolidated Operational Results for the Three Months Ended December 31, 2025 and 2024

	Q3 Fiscal 2026			Q3 Fiscal 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Ore Processed (tonnes)	328,425	87,095	415,520	277,695	84,115	361,810
Silver-lead Ore (tonne)	299,217	87,095	386,312	255,783	84,115	339,898
Gold Ore (tonne)	29,208	-	29,208	21,912	-	21,912

Head Grade for Silver-lead Ore
Silver (grams/tonne)	190	52		226	77
Lead (%)	2.3	1.0		2.9	1.1
Zinc (%)	0.4	2.9		0.6	2.7

Head Grade for Gold Ore
Gold (grams/tonne)	1.2	-		2.1	-
Silver (grams/tonne)	57	-		67	-
Lead (%)	1.1	-		0.7	-

Recovery Rates
Gold (%)*	92.8	-		94.6	-
Silver (%)	95.3	85.9		94.7	82.8
Lead (%)	93.6	89.1		94.0	90.3
Zinc (%)	63	92.7		68.9	90.3

Metals Produced
Silver (million ounces)	1.7	0.1	1.9	1.8	0.2	1.9
Gold (ounces)	2,096	-	2,096	2,056	-	2,056
Silver equivalent (million ounces)	1.9	0.1	2.0	2.0	0.2	2.1
Lead (million pounds)	14.7	1.7	16.4	15.2	1.9	17.1
Zinc (million pounds)	1.9	5.1	7.0	2.3	4.4	6.7

Metals Sold
Silver (million ounces)	1.7	0.1	1.9	1.8	0.2	2.0
Gold (ounces)	2,250	-	2,250	1,875	-	1,875
Lead (million pounds)	14.7	1.8	16.4	15.2	1.9	17.1
Zinc (million pounds)	1.9	5.2	7.0	2.2	4.4	6.6
*Only representing the gold recovery rate for Gold Ore.

Consolidated Operational Results for the Nine Months Ended December 31, 2025 and 2024

	Nine months ended December 31,2025			Nine months ended December 31,2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Ore Processed (tonnes)	876,782	238,212	1,114,994	709,435	257,276	966,711
Silver-lead Ore (tonne)	787,343	238,212	1,025,555	661,972	257,276	919,248
Gold Ore (tonne)	89,439	-	89,439	47,463	-	47,463

Head Grade for Silver-lead Ore
Silver (grams/tonne)	204	61		239	67
Lead (%)	2.6	0.9		3.0	0.9
Zinc (%)	0.5	2.7		0.6	2.5

Head Grade for Gold Ore
Gold (grams/tonne)	1.3	-		1.9	-
Silver (grams/tonne)	63	-		80	-
Lead (%)	0.9	-		1.0	-

Recovery Rates
Gold (%)*	93.5	-		93.6	-
Silver (%)	95.5	85.6		94.8	83.0
Lead (%)	93.8	89.4		94.1	89.6
Zinc (%)	64.2	91.4		70.6	90.3

Metals Produced
Silver (million ounces)	5.0	0.4	5.3	4.9	0.5	5.3
Gold (ounces)	6,231	-	6,231	4,385	-	4,385
Silver equivalent (million ounces)	5.5	0.4	5.9	5.2	0.5	5.7
Lead (million pounds)	42.2	4.2	46.4	41.3	4.6	45.9
Zinc (million pounds)	5.2	12.7	17.9	6.5	12.4	18.9

Metals Sold
Silver (million ounces)	5.0	0.4	5.4	4.9	0.4	5.3
Gold (ounces)	6,234	-	6,234	4,112	-	4,112
Lead (million pounds)	42.2	4.2	46.4	41.3	4.7	46.0
Zinc (million pounds)	5.2	12.7	17.9	6.5	12.5	19.0
*Only representing the gold recovery rate for Gold Ore.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the timing of release the Company's Q3 Fiscal 2026 unaudited interim financial results, and the amount of ore at the Ying Mining District to be processed during the Chinese New Year. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 15-JAN-26